Amerant Investments, Inc.

(A wholly owned subsidiary of Amerant Bank, N.A.)
Financial Statements and
Supplementary Information
December 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Amerant Investments, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

220 Alhambra Circle

(No. and Street)

Coral Gables	**Florida**	**33134**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sergio Guerrero	**(305) 629-5881**	sguerrero@amerantinvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP

(Name – if individual, state last, first, and middle name)

216 Summit Blvd #300	**Birmingham**	**Alabama**	**35243**
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
FOR OFFICIAL USE ONLY	

OATH OR AFFIRMATION

I, Sergio Guerrero _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Amerant Investments _____, as of 12/31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ROGER BOSCH JR.
Notary Public-State of Florida
Commission # GG 964117
My Commission Expires
March 01, 2024

Signature: _____

Title:
Managing Principal/FINOP

_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Index
December 31, 2022



Independent Auditor's Report

To the Stockholder and the Board of Directors of Amerant Investments, Inc.

Opinion

We have audited the accompanying statement of financial condition of Amerant Investments, Inc. (the Company) as of December 31, 2022, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

1

RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

Supplemental Information
The supplementary information contained in Schedule I, II and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2020.

Birmingham, Alabama
February 17, 2023

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Statement of Financial Condition
December 31, 2022

Assets		
Cash and due from banks	$	269,488
Cash due from clearing broker		1,705,992
Deposits with clearing broker		100,000
Total cash and cash equivalents		2,075,480
Receivable from clearing broker		2,431,858
Receivable from affiliate		21,516
Other assets		565,375
Total assets	$	5,094,229
Liabilities and Stockholder's Equity		
Accrued expenses and other liabilities	$	1,185,888
Total liabilities		1,185,888
Commitments and contingencies (Note 5)		
Stockholder's equity		
Common stock, $0.01 par value, 10,000 shares authorized,		
100 shares issued and outstanding		1
Additional paid in capital		3,356,999
Accumulated earnings		551,341
Total stockholder's equity		3,908,341
Total liabilities and stockholder's equity	$	5,094,229

The accompanying notes are an integral part of these financial statements.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Statement of Operations
Year Ended December 31, 2022

Revenues		
Brokerage commissions	$	8,875,089
Investment advisory fees		5,670,627
Other revenue		746,206
Total revenues		15,291,922
Expenses		
Employee compensation and benefits		4,997,923
Fees and services		3,190,719
Occupancy		312,975
Other expenses		602,279
Total expenses		9,103,896
Income before income taxes		6,188,026
Income taxes		(1,505,478)
Net income	$	4,682,548

The accompanying notes are an integral part of these financial statements.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2022

	Common Stock Shares	Amount	Additional Paid in Capital	Accumulated Earnings	Total Stockholder's Equity
Balances at January 1, 2022	100	$ 1	$3,147,551	$ 3,868,793	$ 7,016,345
Net income	—	—		4,682,548	4,682,548
Dividends declared	—	—		(8,000,000)	(8,000,000)
Stock-based compensation	—	—	209,448	—	209,448
Balances at December 31, 2022	100	$ 1	$3,356,999	$ 551,341	$ 3,908,341

The accompanying notes are an integral part of these financial statements.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Statement of Cash Flows
Year Ended December 31, 2022

Cash flows from operating activities	
Net income	$ 4,682,548
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Securities gains, net	(33,578)
Amortization of operating lease right-of-use asset	290,006
Deferred tax benefit	(144,795)
Stock-based compensation	144,415
Proceeds from sale of securities, net	34,006
Cash paid for operating lease obligations	(293,848)
Change in operating assets and liabilities -	
Receivable from clearing broker	448,142
Receivable from affiliate	19,665
Other assets	(50,666)
Accrued expenses and other liabilities	641,068
Net cash provided by operating activities	5,736,963
Cash flows from financing activities	
Additional paid in capital withdrawals arising from stock-based compensation	(32,383)
Dividends paid	(8,000,000)
Net cash used by financing activities	(8,032,383)
Net decrease in cash and cash equivalents	(2,295,420)
Cash and cash equivalents	
Beginning of the year	4,370,900
End of the year	$ 2,075,480
Supplemental disclosures of cash flow information	
Income taxes paid	$ 1,762,232

The accompanying notes are an integral part of these financial statements.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2022

1.   **Organization and Summary of Significant Accounting Policies**

Amerant Investments, Inc. (the "Company"), organized in July 2001 and operating since May 2002, is a broker-dealer and an investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal office is in the City of Coral Gables, Florida.

The Company is a wholly owned subsidiary of Amerant Bank, N.A. (the "Bank"). The Bank is the main operating subsidiary of Amerant Bancorp Inc. ("Amerant" or "the Holding Company") in the United States of America ("U.S.") Amerant is a bank holding company registered in the State of Florida and its principal office is in the City of Coral Gables. Amerant is registered with the U.S. Securities and Exchange Commission ("SEC") and its shares of common stock are listed and trade on the Nasdaq Global Select Market under the symbol "AMTB".

The Company provides introductory brokerage and investment services primarily for customers of the Bank. The Company also provides its customers with transaction services. All security transactions are settled through a third party clearing broker on a fully disclosed basis. Revenues derived from these services are recognized in the accompanying statement of operations. Custody of securities owned by customers of the Company is maintained by third parties.

Subsequent events have been evaluated through February 17, 2023, the date when these financial statements were available to be issued.

The following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform with generally accepted accounting principles in the United States of America ("U.S. GAAP").

Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are appropriate. Actual results could differ from those estimates.

Revenue Recognition
Brokerage commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the settlement date. The Company believes that the performance obligation is satisfied on the settlement date because that is when the underlying financial instrument or purchaser have been transferred to/from the customer. The Company also receives periodic service fees or trailers from mutual fund companies typically based on a percentage of net asset value. Trailer revenue is recorded over time, usually monthly or quarterly, as net asset value is determined.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2022

Investment Advisory and administration fees
Fees are derived from investment advisory fees and account administrative services. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming benefits as they are provided by the Company. Investment advisory fees are recorded as earned on a pro rata basis over the term of the contracts, based on a percentage of the average value of assets managed during the period. Account administrative fees are charged to customers for the maintenance of their accounts and are earned and collected on a quarterly basis. These fees are assessed and collected once per quarter and recognized as revenue at that time as they relate specifically to the services provided in that period.

Other Revenue
Other revenue includes net interest revenue and service fees. Net interest revenue is the difference between interest generated on interest earning assets and interest paid on funding sources if any. The Company's primary interest earning assets include cash and cash equivalents; and customer margin loans. Service fees includes wire transfer and other service fees. Service fees are largely transactional based, and therefore, the Company's performance obligation is satisfied, and related revenue recognized, at a point in time.

Stock-based Compensation
The Holding Company may grant share-based compensation and other related awards to its subsidiaries' non-employee directors, officers, employees and certain consultants. Compensation cost is measured based on the estimated fair value of the award at the grant date and recognized in earnings and as an increase in additional paid in capital on a straight-line basis over the requisite service period or vesting period. The fair value of the unvested shares of restricted stock is based on the market price of the Holding Company's Class A common stock at the date of the grant.

The Company also offers an employee stock purchase plan ("ESPP"). The ESPP allows eligible employees to purchase common stock of the Holding Company at a 15% discount applied to the stock price at the beginning or end of the offering period, whichever is lower. Each offering period is six months in length with a purchase limit of 5,000 shares per eligible employee per offering and a $25,000 per eligible employee contribution limit per year. Each offering period will begin the first trading day on or after June 1 and December 1 of each year. In 2022, the offering period started on February 14, 2022 and ended November 30, 2022. The fair value of the ESPP at the beginning of the offering period is based on an estimated fair value using an option pricing model. The Company recognizes compensation expense in an amount equal to the estimated fair value of the 15% discount plus the fair value of the look-back option, over the offering period.

Cash and Cash Equivalents
The Company classifies as cash equivalents highly liquid instruments purchased with original maturities of three months or less. Cash and cash equivalents include primarily cash deposits held in firm accounts at the clearing broker and cash held at the Bank, including amounts generally considered as restricted. Cash deposits held at the broker are considered cash and cash equivalents.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2022

Leases

The Company leases office space from the Bank under an operating lease. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company has made an accounting policy election not to recognize right-of-use assets and lease liabilities that arise from short-term leases. As a result, the Company recognizes lease expense as it is incurred under the term of the short-term leases. For operating leases that are not considered short-term leases, the Company recognizes a lease liability and a right-of-use asset at the commencement date of the lease. A lease liability is measured based on the present value of its future lease payments. A right-of-use asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus any initial direct costs. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the resulting net deferred tax asset is determined based on the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. The effect of changes in tax laws or rates is recognized in results in the period that includes the legislation enactment date. A valuation allowance is established against the deferred tax asset to the extent that management believes that it is more likely than not that any tax benefit will not be realized. Income tax expense is recognized on the periodic change in deferred tax assets and liabilities at the current statutory rates.

The results of operations of the Company are included in the consolidated income tax return of the Holding Company and its subsidiaries as members of the same consolidated tax group. Under the intercompany income tax allocation policy, the Company and the entities included in the consolidated tax group are allocated current and deferred taxes as if they were separate taxpayers. As a result, the Company and the entities included in the consolidated group, pay their allocation of income taxes to the Holding Company, or receive payments from the Holding Company to the extent that tax benefits are realized.

2.   **Cash Segregated Under Federal Regulations**

Rule 15c3-3 under the Securities and Exchange Act of 1934 (the "Rule") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the Rule. The Company claims exemption from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(ii).

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2022

3. Related Party Transactions

The Company's related parties include the Bank, which has a service agreement with the Company to provide certain administrative, operational, and accounting services to the Company for a fee.

Included in the statement of financial condition and statement of operations amounts with related parties are as follows:

	December 31, 2022
Assets	
Cash and cash equivalents	$ 269,488
Receivable from affiliate	21,516
	291,004
Liabilities	
Other liabilities	2,639
Net asset position	$ 288,365

	December 31, 2022
Expenses	
Fees and services:	
Administrative, operational and accounting services	$ 1,383,612
Occupancy	312,975
Service charge and fees	277
	$ 1,696,864

The Company maintains some of its cash deposited with the Bank for amounts that, at times, may be in excess of federally-insured limits mandated by the Federal Deposit Insurance Corporation.

In 2022, the Company paid to the Bank $1,383,612 for administrative, operational and accounting services received from the Bank. These expenses are included as part of "fees and services" in the Company's statement of operations.

In 2022, the Company occupied office premises under a noncancelable operating lease with the Bank which expired on December 31, 2022. Total lease expense for the year ended December 31, 2022 amounted to $312,975. Effective January 1, 2023, the Company entered into a short-term operating lease with the Bank which expires on December 31, 2023.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2022

4. Revenue Recognition

The following table provides the disaggregation of the Company's revenue by major source:

	December 31, 2022
Brokerage commissions	
Commissions earned	$ 3,987,971
Trailer fees	4,887,118
Brokerage commissions	8,875,089
Investment advisory fees	
Advisory fees	4,730,662
Administrative fees	939,965
Investment advisory fees	5,670,627
Other revenue	
Net interest revenue	624,297
Other service fees	121,909
Other revenue	746,206
Total net revenues	$ 15,291,922

5. Commitments and Contingencies

In 2022, the Company had a noncancelable operating lease with the Bank with one year remaining. The terms of the lease agreement did not contain a renewal option, and there were no variable payment requirements. The Company had a total lease expense of $312,975 during the year ended December 31, 2022.

The following table provides supplemental information related to the noncancelable operating lease with the Bank as of and for the year ended December 31, 2022:

	December 31, 2022
Cash paid for amounts included in the measurement of operating lease liabilities	$ 293,848
Weighted average discount rate for operating leases	5.56 %

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2022

Effective January 1, 2023, the Company entered into a short-term operating lease agreement with the Bank which expires on December 31, 2023. The term of the short-term operating lease does not contain renewal options or variable payment requirements. Fixed lease payments under the terms of the short-term operating lease agreement total $296,755 payable monthly in 2023. The lease payments under the short-term operating lease covers rent, common area maintenance, and real estate taxes.

In the normal course of business, the Company enters into transactions involving financial instruments with off-balance sheet risk. These financial instruments include elements of market risk in excess of the amounts recognized in the statement of financial condition. In addition, risks arise from the possible inability of counter parties to meet the terms of their contracts.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends collateralized credit to its customers, subject to various regulatory and internal margin requirements. Such transactions may expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company regularly monitors margin levels and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company may be required, in the event of the nondelivery of customers' securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market to correct a failed settlement. These correction transactions to buy and sell may result in losses that are not reflected in the accompanying financial statements.

From time to time, the Company may be exposed to loss contingencies. In the ordinary course of business, those contingencies may include, known but unasserted claims, and legal / regulatory inquiries or examinations. The Company records these loss contingencies as a liability when the likehood of loss is probable and an amount or range of loss can be reasonably estimated. In the opinion of management, the Company maintains a liability that is in an estimated amount sufficient to cover said loss contingencies, if any, at the reporting date.

6. **Fair Value of Financial Instruments**

The Company's financial instruments at December 31, 2022 consisted of cash and cash equivalents, deposits with clearing broker, and receivables from and payables to third parties and affiliates. The carrying amounts of the Company's financial instruments approximate fair value because of the short maturity of the instruments.

7. **Incentive Compensation and Benefit Plans**

a) *Employee Benefit Plans*

The Amerant Bank, N.A. Retirement Benefit Plan (the "401(k) Plan") is a 401(k) benefit plan covering substantially all employees of the Company.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2022

The Company matches 100% of each participant's contribution up to a maximum of 5% of their annual salary. Contributions by the Company to the 401(k) Plan are based upon a fixed percentage of participants' salaries as defined by the 401(k) Plan. The Plan enables Highly Compensated employees to contribute up to the maximum allowed without further restrictions. All contributions made by the Company to the participants' accounts are vested immediately. In addition, employees with at least three months of service and who have reached a certain age may contribute a percentage of their salaries to the 401(k) Plan as elected by each participant.

The Company's matching contributions to the 401(k) Plan amounted to $137,713 in 2022.

The Bank maintains a non-qualified deferred compensation plan for eligible highly compensated employees (the "Deferred Compensation Plan"). The Deferred Compensation Plan permits deferrals of compensation above the amounts that can be contributed for retirement under the 401 (k) Plan. Under the Deferred Compensation Plan, eligible employees may elect to defer all or a portion of their annual salary and cash incentive awards. Effective January 1. 2022, there were no matching contributions from the Company under the Deferred Compensation Plan. All deferrals, employer contributions, earnings, and gains on each participant's account in the Deferred Compensation Plan are vested immediately.

b) *Stock-based Incentive Compensation Plan*

The Holding Company sponsors the 2018 Equity and Incentive Plan (the "2018 Equity Plan"). Under the 2018 Equity Plan, certain number of common shares of the Holding Company are reserved for issuance pursuant to the grant of options rights, appreciation rights, restricted stock, restricted stock units, performance shares, performance units, cash incentive awards or other share-based awards. On February 11, 2021, the Holding Company adopted a new form of performance based restricted stock unit agreement ("PSU Agreement"), and a new form of restricted stock unit agreement (the "RSU Agreement") that will be used in connection with a Long-Term Incentive Plan (the "LTI Plan"), a sub-plan under the 2018 Equity Plan.

On February 16, 2022, certain Company employees were granted 3,750 restricted Class A common shares of the Holding Company under the LTI plan. These shares of restricted stock will vest in three substantially equal amounts on the first, second and third anniversaries of the date of grant. The fair value of the restricted stock granted was based on the market price of the Holding Company's common stock class A at the grant date which was $33.98.

On February 16, 2021, certain Company employees were granted 7,772 restricted Class A common shares of the Holding Company under the LTI plan. These shares of restricted stock will vest in three substantially equal amounts on the first, second and third anniversaries of the date of grant.The fair value of the restricted stock granted was based on the market price of the Holding Company's common stock class A at the grant date which was $16.65.

In 2022, the Company recorded $144,415 of compensation expense related to restricted stock awards.The total unearned deferred compensation expense of $78,599 for all unvested restricted stock outstanding as of December 31, 2022 will be recognized over a weighted average period of 1.41 years.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2022

C)   Employee Stock Purchase Plan

On June 8, 2022, the shareholders of the Holding Company approved the Amerant Bancorp Inc. 2021 Employee Stock Purchase Plan ("ESPP"). The purpose of the Plan is to provide eligible employees of Amerant and its designated subsidiaries with the opportunity to acquire a stock ownership interest in the Holding Company on favorable terms and to pay for such acquisitions through payroll deductions. The Plan became effective on February 14, 2022, subject to shareholder approval, which was obtained on June 8, 2022. In 2022, the Company recognized compensation expense of $24,236 in connection with the ESPP.

8.   Income Taxes

The components of the income tax expense for the year ended December 31, 2022 is as follows:

Current provision:		
Federal	$	1,345,459
State		304,814
Deferred tax benefit		(144,795)
	$	1,505,478

The composition of the net deferred tax asset, included in other assets on the Statement of Financial Condition at December 31, 2022, is as follows:

Tax effect of temporary differences:		
Deferred compensation expense	$	178,781
Other		98,510
	$	277,291

The Company evaluates the deferred tax asset for recoverability using a consistent approach which considers the relative impact of negative and positive evidence, including historical financial performance and projections of future taxable income. This evaluation involves significant judgment by management about assumptions that are subject to change from period to period. Management believes that the weight of all the positive evidence currently available exceeds the negative evidence in support of the realization of the future tax benefits associated with the federal net deferred tax asset. As a result, management has concluded that the federal net deferred tax asset in its entirety will more likely than not be realized. Therefore, a valuation allowance is not considered necessary. If future results differ significantly from the Company's current projections, a valuation allowance against the net deferred tax asset may be required.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2022

9.   **Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such rule. At December 31, 2022, the Company had net capital of $2,009,592, which was $1,909,592, in excess of its required net capital of $100,000. At December 31, 2022, the Company's percentage of aggregate indebtedness to net capital was 59.01%.

Amerant Investment Services, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Schedule I - Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2022

Computation of net capital

Total stockholder's equity	$	3,908,341
Deductions and/or charges		
Nonallowable assets		
Receivable from clearing broker	$	1,311,858
Receivable from affiliate		21,516
Other assets		565,375
Total deductions and/or charges		1,898,749
Net capital		2,009,592
Computation of basic net capital requirement		
Minimum net capital required		100,000
Excess of net capital	$	1,909,592
Computation of aggregate indebtedness		
Total aggregate indebtness		
Accrued expenses and other liabilities	$	1,185,888
Ratio of aggregate indebtedness to net capital		59.01 %

No material differences exist between the above computation and the computation prepared by the Company and included in the Company's December 31, 2022 unaudited FOCUS Report filing dated January 11, 2023.

Amerant Investment Services, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Schedule II and III: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker Dealers Under SEC Rule 15c3-3
December 31, 2022

The Company clears all transactions with and for customers on a fully disclosed basis and the Company does not otherwise hold funds or owe money to customers. Therefore, the Company claims exemption from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

Amerant Investments, Inc. Exemption Report

Amerant Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 *(k)* (2) (ii);

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year, without exception.

Amerant Investments, Inc.

I, Sergio Guerrero, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: SVP, Managing Principal and FINOP.

February 17, 2023



RSM US LLP

Report of Independent Registered Public Accounting Firm

Board of Directors and the Stockholders Amerant Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Amerant Investments, Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Amerant Investments, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions) and (b) Amerant Investments, Inc. stated that Amerant Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Amerant Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Amerant Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Birmingham, Alabama
February 17, 2023

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.



RSM US LLP

**Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures**

Board of Directors and Stockholder of Amerant Investments, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Amerant Investments, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

1

RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

RSM US LLP

Birmingham, Alabama
February 17, 2023

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended _____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053612 FINRA DEC
Amerant Investments
220 Alhambra Circle
Coral Gables, FL 33134

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Sergio Guerrero (305) 629-5881

2. A. General Assessment (item 2e from page 2) .... $ 14,792

   B. Less payment made with SIPC-6 filed (**exclude interest**) .... (7,352)
      07/22/2022
      Date Paid

   C. Less prior overpayment applied .... (0)

   D. Assessment balance due or (overpayment) 7,440

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum ... 0

   F. Total assessment balance and interest due (or overpayment carried forward) ... $ 7,440

   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐ $ 7,440
      Total (must be same as F above)

   H. Overpayment carried forward .... $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
   NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Amerant Investments

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP

(Title)

Dated the 12 day of January , 20 23 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2022
and ending 12/31/2022

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $15,291,922

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   0

(2) Net loss from principal transactions in securities in trading accounts.   0

(3) Net loss from principal transactions in commodities in trading accounts.   0

(4) Interest and dividend expense deducted in determining item 2a.   0

(5) Net loss from management of or participation in the underwriting or distribution of securities.   0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   0

(7) Net loss from securities in investment accounts.   0

Total additions   0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   4,838,281

(2) Revenues from commodity transactions.   0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   345,128

(4) Reimbursements for postage in connection with proxy solicitation.   0

(5) Net gain from securities in investment accounts.   0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   0

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

NONE   0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $247,021

Enter the greater of line (i) or (ii)   247,021

Total deductions   5,430,430

2d. SIPC Net Operating Revenues $9,861,492

2e. General Assessment @ .0015 $14,792

(to page 1, line 2.A.)

2

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) _Line 2a_ For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) _Adjustments_ The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) _Additions_ Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) _Deductions_ Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater. supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses. and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. _Interest on Assessments._ If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e) (4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment." Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC		FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated		NYSE	Arca, Inc.
CHX	Chicago Stock Exchange, Incorporated		NASDAQ	OMX PHLX
			SIPC	Securities Investor Protection Corporation